SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]
For the fiscal year ended December 31, 2006,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission File Number
1-9645
CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)
CLEAR CHANNEL COMMUNICATIONS, INC.
and
CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
200 East Basse Road
San Antonio, Texas 78209
Telephone (210) 822-2828
 (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
INDEX TO FORM 11-K
REQUIRED INFORMATION
IMPORTANT ADDITIONAL INFORMATION REGARDING
THE MERGER AND WHERE TO FIND IT:
     IN CONNECTION WITH THE PROPOSED MERGER REFERRED TO IN FOOTNOTE 8 TO THE FINANCIAL STATEMENTS INCLUDED WITH THIS REPORT, BT TRIPLE CROWN CAPITAL HOLDINGS III, INC. AND CLEAR CHANNEL COMMUNICATIONS, INC. (“CLEAR CHANNEL”) HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A REGISTRATION STATEMENT ON FORM S-4 THAT CONTAINS A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, SECURITY HOLDERS OF CLEAR CHANNEL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE ACQUISITION, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. SHAREHOLDERS OF CLEAR CHANNEL MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC AT THE SEC’S WEBSITE AT HTPP://WWW.SEC.GOV. IN ADDITION, A SHAREHOLDER WHO WISHES TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427. THE FINAL PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE SHAREHOLDERS OF CLEAR CHANNEL.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN Date: June 25, 2007
By:	/s/ Randall T. Mays
	Name:	Randall T. Mays
	Title:	President/Chief Financial Officer

Consent of Independent Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas
We have audited the financial statements of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and for the year ended December 31, 2006, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The Hanke Group, P.C.
San Antonio, Texas
June 22, 2007

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

INVESTMENT, at fair value:
Plan interest in Clear Channel Communications, Inc. — Master Trust	$674,592,009	$580,146,020
Participant Loans	12,107,950	11,941,996

Total investments, at fair value	686,699,959	592,088,016

RECEIVABLES:
Employer’s contribution	621,316	601,220
Participants’ contributions	1,687,832	1,592,792

Total receivables	2,309,148	2,194,012

TOTAL ASSETS	689,009,107	594,282,028

LIABILITIES

Administrative fees payable	14,308	13,603

TOTAL LIABILITIES	14,308	13,603

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$688,994,799	$594,268,425

See notes to financial statements.	Page 4

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$52,756,152
Dividends and interest	30,594,469

Total investment income	83,350,621

Contributions:
Employer	18,517,224
Participants	49,701,254
Rollovers	2,205,291

Total contributions	70,423,769

TOTAL ADDITIONS	153,774,390

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	58,938,016
Administrative expenses	110,000

TOTAL DEDUCTIONS	59,048,016

Net increase	94,726,374

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	594,268,425

End of year	$688,994,799

See notes to financial statements.	Page 5

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN
The following description of the Clear Channel Communications, Inc. (the Company and Plan Sponsor) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan generally covering all eligible employees of the Company and its subsidiaries who have at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.
Contributions — Employer contributions to the Plan include matching contributions. Additionally, elective contributions may be made annually at the discretion of the Plan Sponsor’s Board of Directors. The employer contribution was $18,517,224 for the year ended December 31, 2006.
Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $15,000 in 2006; effective January 1, 2005, the Plan Sponsor began limiting the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay. The IRS limits the amount of compensation that can be taken into account for Plan purposes; for 2006, the qualified plan compensation limit was $220,000. Employees participating in the Plan who attained age 50 by December 31, were eligible to contribute an additional $5,000 in pre-tax “Catch-Up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized sponsor common stock fund, one unitized majority-owned subsidiary common stock fund, and 19 registered investment funds of which one is closed to new investors and one is closed to any new funds.
Participant Accounts — Each participant’s account is credited with allocations of the Plan Sponsor’s contribution and Plan earnings and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
ESOP — Effective September 1, 2005, the Clear Channel Company Stock Fund was designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP allows participants who invest in the Plan Sponsor’s common stock fund to make an election relating to the dividends earned in that fund to either a) have the dividends reinvested in the fund or b) moved to a dividend fund account for payment in cash at the end of each year. The default election is the reinvestment of the dividends.
Forfeitures — Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the years ending December 31, 2006 and 2005, approximately $653,000 and $434,000 of forfeitures were used to reduce employer contributions. There were unallocated forfeitures of approximately $0 and $59,000 as of December 31, 2006 and 2005, respectively.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made prior to January 1, 2002. A participant is 100% vested after five years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made after January 1, 2002.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN (continued)
Participant Loans — Participants may borrow from $1,000 up to a maximum of the lesser of i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or ii) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate determined by the Plan Sponsor.
Payment of Benefits — On termination of employment, the Plan provides that benefits will be paid by a lump sum distribution, a rollover, or a combination of a lump sum and rollover. The Plan Sponsor encourages terminated participants to review the distribution options available under the Plan. Effective on or after March 28, 2005, the Plan Sponsor may periodically distribute the funds of terminated participants who do not make a distribution election; if the vested account balance is $1,000 or less, the funds will be distributed in the form of a lump sum distribution; if the vested account balance is greater than $1,000 but less than $5,000, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the Clear Channel Communications, Inc. Retirement Benefits Committee. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan. Hardship withdrawals are available to Plan participants upon approval.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation and Income Recognition — The Plan’s interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 3).
Payments of Benefits — Benefits are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
Reclassifications — Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year’s financial statements.
3. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST
The Master Trust was established for the investment of assets of the Plan and other Clear Channel Communications, Inc. sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:
•	Plan Sponsor’s common stock — quoted market price

•	Majority-owned subsidiary common stock — quoted market price

•	Unrelated Company stock (resulting from spin-off) — quoted market price (related to 2005 only)

•	Registered investment funds — net asset value of shares held

•	Participant loans — valued at cost which approximates fair value
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005

3. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST (continued)
On April 29, 2005, Clear Channel Communications, Inc. announced that its Board of Directors had approved a plan of strategic initiatives focused on significantly increasing shareholder value. The plan included: a) an initial public offering, or IPO, of approximately 10% of Clear Channel Outdoor; b) the 100% spin-off of SFX Entertainment, Inc. d/b/a Clear Channel Entertainment; c) a $3.00 per share special dividend; and d) a 50% increase in the Company’s recurring quarterly dividend. On August 9, 2005 the Company announced an update to its plan to strategically realign its businesses and its share repurchase program.
The Clear Channel Outdoor IPO was completed on November 11, 2005. The spin-off of the Entertainment division, under the name of CCE Spinco, Inc., was completed on December 21, 2005, the distribution date; CCE Spinco, Inc., changed its name to Live Nation, Inc. The spin-off consisted of a dividend of .125 share of Live Nation, Inc., common stock for each share of Clear Channel Communications, Inc., common stock held as of December 14, 2005. The Live Nation stock dividend was received on the distribution date.
The Live Nation, Inc. common stock held in the Plan was completely liquidated in December 2006. Participants were given the option to reallocate their funds amongst the Plan’s other investment options; if no action was taken by participants then their investment in the Live Nation, Inc. common stock was automatically transferred to the Fidelity Freedom 2020 Fund.
Clear Channel Outdoor Holdings, Inc. common stock was added as an investment option under the Plan effective July 3, 2006.
The proportionate interest of the Plan in the Master Trust at December 31, 2006 and 2005, was approximately 98.9% and 99.0%, respectively.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005

3. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST (continued)
The following table presents the fair values of investments and investment income for the Master Trust:

	2006	2005

Investments at fair value:

Clear Channel Communications, Inc. common stock (unitized)	$47,481,547	$48,021,412
Clear Channel Outdoor Holdings, Inc. common stock (unitized)	603,431	—
Live Nation, Inc. common stock (unitized)	—	2,468,110
Registered investment funds	633,500,999	535,549,024

	$681,585,977	$586,038,546

Investment income:

Net appreciation in fair value of investments:
Clear Channel Communications, Inc. common stock (unitized)	$5,535,369
Clear Channel Outdoor Holdings, Inc. common stock (unitized)	91,280
Live Nation, Inc. common stock (unitized)	1,519,227
Registered investment funds	46,083,301

	53,229,177

Interest and dividends	30,152,587

	$83,381,764

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005

4. INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005:

	2006	2005

Clear Channel communications, Inc. common stock (unitized)	$47,481,547	$48,021,412
Fidelity Puritan Fund	n/a	33,830,894
LSV Value Equity Fund	59,568,096	43,145,554
Fidelity Dividend Growth Fund	68,606,851	60,022,151
Fidelity Retirement Money Market Portfolio	35,501,332	30,911,936
MSIFT Mid Cap Growth Portfolio	62,862,810	60,284,585
PIMCO Total Return Fund	35,734,756	33,938,193
Fidelity Low-Priced Stock Fund	64,845,858	57,732,372
Fidelity Diversified International Fund	71,020,843	50,857,256
Spartan U.S. Equity Index Fund	56,243,119	50,174,880
Fidelity Freedom 2010 Fund	49,764,707	40,279,777
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Clear Channel Communications, Inc. common stock (unitized*)	$5,535,369
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	91,280
Live Nation, Inc. common stock (unitized*)	1,519,227
Registered investment funds	45,610,276

$52,756,152

*	A non-registered fund comprised of the underlying company stock and a short-term cash component.
5. RELATED PARTY TRANSACTIONS
Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan Sponsor paid approximately $243,000 in professional fees related to the Plan for the year ended December 31, 2006.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005

6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.
7. TAX STATUS
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2005, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
8. SUBSEQUENT EVENTS
On November 16, 2006, the Company announced plans to sell 448 radio stations and all of its television stations. Through June 21, 2007, definitive asset purchase agreements were signed for 365 radio stations, 13 of which were not part of the announced 448 stations. The closing of these sales is subject to antitrust clearances, FCC approval and other customary closing conditions. All closings on the sale of the radio stations are expected to close by the end of 2007. On April 20, 2007, the Company announced that it entered into a definitive agreement to sell its television business for approximately $1.2 billion. The transaction is expected to close in the fourth quarter of 2007, subject to regulatory approvals and other customary closing conditions.
On November 16, 2006, the Company also announced the execution of a definitive merger agreement with a group led by Thomas H. Lee Partners, L.P., and Bain Capital Partners, LLC, pursuant to which the group will acquire the Company. On April 18, 2007 and May 17, 2007, the Company announced amendments to its previously announced merger agreement. Under the terms of the May 17th amendment, at the effective time of the merger contemplated by the merger agreement, each outstanding share of Company common stock, other than shares owned by Company, Thomas H. Lee Partners, L.P., Bain Capital Partners, LLC, or certain of their affiliates, any shareholders who are entitled to and who properly exercise appraisal rights under Texas law and by the holders of certain securities that will be “rolled-over” into securities of the company surviving the merger, will be cancelled and converted into the right to receive either $39.20 in cash plus additional per share consideration, if any, without interest. As an alternative to receiving the $39.20 per share cash consideration, the Company’s unaffiliated shareholders, including participants in the Plan, will be offered the opportunity to exchange up to approximately 30,612,245 shares of outstanding Company common stock in the aggregate for an equal number of shares of the surviving company’s Class A common stock (representing approximately 30% of the outstanding capital stock of the surviving company immediately following the closing of the merger). In addition, no Company shareholder may elect to receive a number of shares of the surviving company’s Class A common stock representing more than 9.9% of the outstanding capital stock of the surviving company immediately following the merger. If Company shareholders elect to receive more than the allocated number of shares of the surviving company’s Class A common stock, then the shares of the surviving company’s Class A common stock will be allocated to electing shareholders on a pro-rata basis and those Company shareholders electing to receive shares of the surviving company’s Class A common stock will receive $39.20 per share for any of their shares of Company common stock that are not converted in the merger into shares of the surviving company’s Class A common stock. This election to receive stock consideration will not be available with respect to shares of Company common stock, or options to purchase shares of Company Common Stock, beneficially owned by L. Lowry Mays, Mark Mays, Randall Mays or any other member of the Board of Directors of the Company.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005

9. RISK AND UNCERTAINTIES
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

SUPPLEMENTAL SCHEDULE

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 74-1787539
PLAN NUMBER: 001
DECEMBER 31, 2006

		Description of investments,
		including maturity date,
Identity of issuer, borrower,		rate of interest, collateral,
lessor or similar party		par or maturity value	Current value
	Spartan	U.S. Equity Index Fund	$56,243,119
	MSIFT	Mid Cap Growth Portfolio	62,862,810
	PIMCO	Total Return Fund	35,734,756
	Harbor	Small Cap Value Fund	8,207,271
	Lord Abbett	Mid-Cap Value Fund	13,744,481
*	Clear Channel Outdoor Holdings, Inc.	Common Stock (unitized)	603,431
*	Clear Channel Communications, Inc.	Common Stock (unitized)	47,481,547
*	Fidelity Management Trust Company	Puritan Fund	34,165,086
	LSV	Value Equity Fund	59,568,096
*	Fidelity Management Trust Company	Low-Priced Stock Fund	64,845,858
*	Fidelity Management Trust Company	Diversified International Fund	71,020,843
*	Fidelity Management Trust Company	Dividend Growth Fund	68,606,851
*	Fidelity Management Trust Company	Small Cap Stock Fund	8,043,077
*	Fidelity Management Trust Company	Freedom Income Fund	1,434,945
*	Fidelity Management Trust Company	Freedom 2000 Fund	1,386,376
*	Fidelity Management Trust Company	Freedom 2010 Fund	49,764,707
*	Fidelity Management Trust Company	Freedom 2020 Fund	17,881,983
*	Fidelity Management Trust Company	Freedom 2030 Fund	7,640,407
*	Fidelity Management Trust Company	Freedom 2040 Fund	4,440,961
*	Fidelity Management Trust Company	Retirement Money Market Portfolio	35,501,332
*	Fidelity Management Trust Company	Growth Company Fund	25,389,936
*	Fidelity Management Trust Company	Cash Reserve	24,136
	Participant Loans	Various due dates with interest rates between 5% — 11.5%	12,107,950

			$686,699,959

*	Denotes party-in-interest

See accompanying report of independent registered public accounting firm.	Page 13

EXHIBIT INDEX
23.1	Consent of The Hanke Group, P.C.